EXHIBIT 99.1

Mynaric AG: Mynaric selected by Raytheon Technologies to supply optical communications terminals for SDA Tranche 1 Tracking Layer program

SDA increases satellites in program following budget increase

LOS ANGELES, June 21, 2023 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that it has been selected by Raytheon Technologies to supply optical communications terminals for the Space Development Agency (SDA) Tranche 1 Tracking Layer program. Raytheon Technologies was. Each satellite will feature three optical communications terminals, and a Ka-band, multi-beam payload for communications. Mynaric will supply 21 CONDOR Mk3 terminals to Raytheon for the program with the product deliveries expected in 2024.

“This critical mission demands the very best in technology to ensure our nation’s security. Mynaric’s solution will enable us to achieve unparallel levels of data transmission and enhance our capabilities to protect and defend” said Dave Broadbent, president of Space & C2 at Raytheon Intelligence & Space.

The Tranche 1 Tracking Layer will detect, identify, and track hypersonic weapons and other advanced missiles from their earliest stages of launch through interception. Once fully deployed, the low-Earth orbit constellation of networked satellites will become the fifth plane of satellites providing missile warning and tracking for the U.S. Department of Defense. The program is a key element of the Proliferated Warfighter Space Architecture.

“Our entire team is proud to support Raytheon Technologies and the SDA on this critical national defense program,” said Tina Ghataore, Chief Commercial Officer for Mynaric. “We have signaled to the market that our team works collaboratively with our customers to deliver industry-leading products that meet the SDA standards and requirements for interoperability.”

Mynaric will also supply optical communications terminals to the 14 satellites developed by Northrop Grumman for the Tranche 1 Tracking Layer program.

Mynaric’s CONDOR family of optical communications terminals is specifically designed for mass deployment as part of government and commercial satellite constellations. It has previously been selected by Northrop Grumman for the SDA’s Tranche 1 Transport Layer program, by Loft Federal for SDA’s Experimental Testbed NExT, by Telesat for the DARPA Blackjack program and others. In addition, Mynaric was named a key development partner for Phase 1 of DARPA’s Space-BACN program, was selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.